Filed by Embed Financial Group Holdings (formerly WinVest Holdings Corp.)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Embed Financial Group Holdings

(formerly WinVest Holdings Corp.)

Commission File Nos. 333-296282, 377-09113

Date: June 25, 2026

On June 19, 2026, Embed Financial Group Cayman Holdings (“EFGH” or the “Company”) issued a press release during the pendency of the proposed business combination between Embed Financial Group Holdings (formerly WinVest Holdings Corp.) (“Pubco”), WinVest Acquisition Corp. (the “SPAC”), EFGH and other entities (the “Business Combination”) as further described below under the heading “Important Information About the Business Combination and Where to Find It.”

Set forth below is a copy of the press release.

Press release:

EMBED FINANCIAL GROUP HOLDINGS PTE LTD

Co Reg (UEN) 202416417G / 63 Robinson Road #07-01 Singapore 068894 / hello@efgh.xyz / www.efgh.xyz

For Immediate Release

EFGH appoints Board Advisor to advance Data Centre Strategy in selected emerging markets

Tommy Leong, who oversaw Schneider Electric’s overall business across 14 Asian markets, joins EFGH as Independent Board Advisor as the company explores data centre opportunities with local partners in selected emerging markets.

EMBED FINANCIAL GROUP HOLDINGS PTE LTD

Co Reg (UEN) 202416417G / 63 Robinson Road #07-01 Singapore 068894 / hello@efgh.xyz / www.efgh.xyz

SINGAPORE, 19 June 2026 Embed Financial Group Cayman Holdings (“EFGH” or the “Company”), the Singapore-headquartered digital financial infrastructure company pursuing a US listing, today announced the appointment of Mr. Tommy Leong as Independent Board Advisor. Mr. Leong spent a decade at Schneider Electric, one of the world’s largest companies in data centre power and cooling infrastructure, where he ran its East Asia business before leading global digital transformation of customer experience and commercial operations.

EFGH is in active discussions with local partners in selected emerging markets on the potential development of data centre infrastructure as part of their broader sovereign digital financial platform. Mr. Leong’s appointment reflects the Company’s intent to ensure it has the right expertise at the table as those conversations mature.

The Schneider Electric connection is significant. Schneider Electric is the global leader in data centre energy management, power distribution and cooling infrastructure, with its solutions deployed inside the world’s largest hyperscale and enterprise data centres. As the former Zone President for East Asia, Mr. Leong led the company’s overall business across 14 markets, overseeing digital infrastructure deployments in multiple markets and clients at scale. He subsequently served as Senior Vice President of Global End-to-End Digital Customer Relationship, leading digital transformation of customer experience and commercial operations worldwide. That body of experience is directly relevant to the infrastructure model EFGH is building.

“Tommy brings something rare. He has spent a decade building and scaling digital infrastructure projects at Schneider Electric, one of the world’s foremost companies in data centre power and cooling infrastructure. As EFGH explores data centre opportunities in selected emerging markets and advances its broader digital financial infrastructure platform, his counsel will be invaluable. We are building for the long term, and Tommy is exactly the kind of strategic mind we want at the table.”

— Dennis Ng, Founder and Executive Chairman, Embed Financial Group Cayman Holdings

EFGH operates on a B2B2C model, working through governments, state-linked entities, regulated financial institutions and enterprises to deploy payments, digital wallets, remittance, embedded insurance and blockchain-based trust infrastructure at scale. In Ghana, the Company holds a mandate from the District Assemblies Common Fund to deploy the NKWA digital wallet across 261 districts. In Vietnam, EFGH is a partner in the VNL1 digital trust layer, with five additional workstreams under active development. Data centre infrastructure, where it is developed, will form part of the physical foundation supporting these digital financial systems.

Beyond his tenure at Schneider Electric, Mr. Leong brings 13 years of senior leadership experience at Philips across Asia Pacific, Greater China, Middle East and Africa, including as President of Philips Lighting for Greater China, and nine years at Procter & Gamble. He holds nine years of board experience and currently serves as Board Director in CSE Global and Global Buildings Performance Network, among other board and advisory roles. He is an Accredited Senior Director with the Singapore Institute of Directors and an Associate Faculty at the Singapore Institute of Technology. Mr. Leong holds a Bachelor of Business Administration from the National University of Singapore and has completed executive programmes at INSEAD, Stanford-NUS, SMU and Cheung Kong Graduate School of Business.

EMBED FINANCIAL GROUP HOLDINGS PTE LTD

Co Reg (UEN) 202416417G / 63 Robinson Road #07-01 Singapore 068894 / hello@efgh.xyz / www.efgh.xyz

“Schneider Electric is deeply embedded in the global data centre ecosystem, from power management to cooling infrastructure to edge computing, and my years in both regional and global leadership roles gave me a front-row seat to how digital infrastructure gets built, financed and scaled. EFGH is doing something genuinely interesting: embedding financial infrastructure into the same physical and digital layer that economies run on. The opportunity is real, and I look forward to contributing to that journey.”

— Tommy Leong, Independent Board Advisor, Embed Financial Group Cayman Holdings

Mr. Leong’s appointment is the latest in a series of senior advisory hires as EFGH builds toward its US listing via business combination with WinVest Acquisition Corp (NYSE: WINV). EFGH’s management refers to its integrated infrastructure architecture, spanning payments, trust, identity and data, as the “Finternet”: a financial operating system for the digital economy.

About Embed Financial Group Cayman Holdings

Embed Financial Group Cayman Holdings is a Singapore-headquartered digital financial and administrative infrastructure company. Operating through a B2B2C model, EFGH partners with governments, state-linked entities, regulated financial institutions and enterprises to deploy payments, digital wallets, remittance, embedded insurance and blockchain-based trust infrastructure at scale. The Company is pursuing a US listing via business combination with WinVest Acquisition Corp (NYSE: WINV). For more information, visit [www.efgh.com].

Media Contact

Eugene Leow

Co-Founder and Deputy Group CEO

Embed Financial Group Holdings

[eugene.leow@efgh.com]

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, Pubco, the SPAC and EFGH filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”) on May 27, 2026, which includes a preliminary proxy statement of the SPAC and a prospectus (the “Proxy Statement/Prospectus”) relating to the Business Combination. When available, the definitive proxy statement and other relevant documents will be mailed to stockholders of the SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Pubco, EFGH and the SPAC will also file other documents regarding the Business Combination with the SEC. This document does not contain all of the information that should be considered in connection with the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF THE SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE SPAC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS STOCKHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBCO, THE SPAC, EFGH AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Pubco, the SPAC and EFGH, free of charge, once available, on the SEC’s web site at www.sec.gov or by directing a request to: WinVest Acquisition Corp.: 125 Cambridgepark Drive, Suite 301 Cambridge, Massachusetts 02140; e-mail: manish@trefis.com, or Embed Financial Group Cayman Holdings: e-mail: efgh-ir@icrinc.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Embed Financial Group Holdings (formerly known as WinVest Holdings Corp.) (“Pubco”), the SPAC and EFGH, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of the SPAC’s stockholders in respect of the proposed Business Combination. The SPAC’s stockholders and other interested persons may obtain more detailed information about the names and interests of these directors and officers in filings with the SEC, including when filed, the Registration Statement and Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources specified above and on the SEC’s web site at www.sec.gov.

No Offer or Solicitation

This document and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pubco, the SPAC or EFGH, or any commodity or instrument or related derivative, nor shall there be any sale or exchange of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer relating to securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”) or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the SPAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination Agreement by the stockholders of the SPAC; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the Business Combination agreement following the announcement of the entry into the Business Combination agreement and the proposed Business Combination; (v) the ability of the parties to recognize the benefits of the Business Combination agreement and the Business Combination; (vi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue (vii) statements regarding the Company’s industry and market size, (viii) financial condition and performance of the Company, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of the SPAC’s public stockholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of the Company, (ix) risks related to the Company’s business including potential political and economic instability in its intended markets and (x) those factors discussed in filings with the SEC and that will be contained in the definitive Proxy Statement/Prospectus relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the definitive Proxy Statement/Prospectus and other documents to be filed by the SPAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Pubco, the SPAC and the Company may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law. None of Pubco, the SPAC or the Company gives any assurance that Pubco, the SPAC or the Company, or the combined company, will achieve their respective expectations.